Via Facsimile and U.S. Mail
Mail Stop 6010

June 1, 2006

Mr. Clinton H. Severson
Abaxis, Inc.
President and Chief Executive Officer
3240 Whipple Road
Union City, CA   94587

**Re:     Abaxis, Inc.**
**Form 10-K for Fiscal Year Ended March 31, 2005**
**Filed June 14, 2005**
**File No. 000-19720**

Dear Mr. Severson:

    We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief